UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F Cover Page

Report for the Calendar Year or Quarter Ended December 31, 2008

Check here if Amendment: |_|; Amendment Number: _____

This Amendment (Check only one): |_| is a restatement
                                   |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: Tiedemann/Falconer Partners, L.P.

Address: c/o Ogier Fiduciary Services (Cayman) Limited
          Queensgate House
          South Church Street
          P.O. Box 1234
          Grand Cayman KY1-1108
          Cayman Islands

13F File Number: 28-12869

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

/s/ Robert Rettie   New York, New York   February 17, 2009
-------------------   ------------------   --------------------
    [Signature]   [City, State]   [Date]

<PAGE>

Report Type: (Check only one):

[ ]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
         manager are reported in this report).

[X]   13F NOTICE. (Check here if no holdings reported are in this report,
         and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
         this reporting manager are reported in this report and a portion are
         reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:

Form 13F File Number   Name
28-11896   TIG Advisors, LLC

<PAGE>

Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 0

Form 13F Information Table Value Total: $0
                                      (thousands)

List of Other Included Managers: None

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

SK 79575 0050 965748